SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ______)


                          Odyssey Pictures Corporation
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                   676121 10 6
                                 (CUSIP Number)


                                 Theodor Hennig
                           Proprietary Industries Inc.
                          603 7th Ave., S.W., Suite 500
                            Calgary, Alberta T2P 2T5
                                     Canada
                                 (403) 266-6364
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 12, 2002
             (Date of Event which Requires Filing of the Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------                                          -----------------
CUSIP NO. 676121 10 6             SCHEDULE 13D                 Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Proprietary Industries Inc.
    None
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Proprietary Industries Inc.         WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Alberta, Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,200,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,200,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,200,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Row (11) represents 9.29% of the issued and outstanding shares of Common Stock, par value $0.01, of the Issuer.
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 (the "Common Stock"), of Odyssey Pictures Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 16910 Dallas Parkway, Suite 104, Dallas, TX 75248.

Item 2. Identity and Background

     (a)  Proprietary Industries Inc.

     (b)  603 7th Ave., S.W., Suite 500, Calgary, Alberta T2P 2T5 Canada.

     (c) The principal business of the Reporting Person is a conglomerate consisting of the following operating segments: resorts and recreation, finance, real estate, construction, natural resources, and automotive.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Alberta, Canada.

Item 3. Sources and Amount of Funds or Other Consideration

     The Reporting Person acquired an aggregate of 2,200,000 shares of the Common Stock in the Issuer at an aggregate price of $428,760, or $0.19 per share in a non-issuer transaction using working capital.

Item 4. Purpose of Transaction

     The Reporting Person holds the Common Stock to which this Statement relates for purposes of investment, and has no present intention to change management or effect any of the transactions enumerated in this item, but reserves the right to do so in the future.

Item 5. Interest in Securities of Issuer

     (a) In the aggregate, the Reporting Person has acquired 2,200,000 shares of Common Stock, representing 9.29% of the issued and outstanding shares of Common Stock of the Issuer.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,200,000 shares of Common Stock.

     (c)  None.

     (d)  None.

                                                               Page 4 of 4 Pages

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: March 21, 2002

                                             Proprietary Industries Inc.


                                             By: /s/ Peter J. Workum
                                                 -------------------------------
                                                 President